Exhibit 4.iii

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2019, the sole class of securities of the Company (the “Company”) registered under Section 12 of the Securities Exchange Act of 1934, as amended, was the Company’s common shares.
DESCRIPTION OF COMMON SHARES
The following description of the Company’s common shares is only a summary and does not purport to be complete and is qualified by reference to the Company’s Restated Certificate of Incorporation (the “Certificate”) and Amended and Restated Bylaws (the “Bylaws”). The Certificate and Bylaws have been incorporated by reference as exhibits to the Company’s most recent Annual Report on Form 10-K.
Authorized Capital
Our authorized capital stock consists of 1 billion shares of common stock, par value $0.01 per share, and 15 million shares of preferred stock, par value $0.01 per share. As of December 31, 2019, there were no shares of preferred stock outstanding.
Common Stock
Each share of common stock is entitled to one vote per share with respect to all matters to which holders of common stock are entitled to vote.
Holders of common stock are generally entitled to dividends and other distributions in cash, securities or property out of funds legally available for that purpose as may be declared by our board of directors. Our board of directors’ authority to declare dividends is subject to the rights of any holders of preferred stock and the availability of sufficient funds under the Delaware General Corporation Law (the “DGCL”) to pay dividends.
The common stock has no preemptive rights and no cumulative voting rights.
In the event of our liquidation, dissolution or winding up, after payment in full of all amounts to which the holders of any then outstanding preferred stock may be entitled, the remaining assets to be distributed to the holders of the capital stock of the Company will be distributed ratably, on a share for share basis, among the holders of common stock.
Preferred Stock
Our board of directors is authorized, subject to legal limitations, from time to time to provide for the issuance of shares of preferred stock in one or more series, and to prescribe the designation, powers, relative preferences and rights of the shares of each series and the qualifications, limitations, or restrictions of the shares of each series. This authorization includes the right to fix the designation of the series and the number of shares in it, dividend rates and rights, voting rights, conversion rights, redemption rights, sinking fund provisions, liquidation rights, and any other powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions thereof.
We may be able to issue the Company’s preferred stock in ways which may delay, defer or prevent a change in control of the Company without further action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock. The issuance of the Company’s preferred stock with voting and conversion rights may adversely affect the voting power of the holders of the Company’s common stock, including the loss of voting control to others.
Certain Effects of Authorized but Unissued Stock
Authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public or private offerings to raise additional capital and for corporate acquisitions. The Company could also use

Exhibit 4.iii

additional shares to dilute the stock ownership of persons seeking to obtain control of the Company. See also “—Anti-Takeover Provisions in the Certificate and Bylaws” below.
Anti-Takeover Provisions in the Certificate and Bylaws
The DGCL contains and our restated certificate of incorporation and amended and restated bylaws contain a number of provisions which may have the effect of discouraging transactions that involve an actual or threatened change of control of the Company. In addition, provisions of our restated certificate of incorporation and amended and restated bylaws may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his, her or its best interest, including those attempts that might result in a premium over the market price of the shares held by our stockholders, which include rules regarding how stockholders may present proposals to nominate directors for election at stockholders meetings, the ability of our board of directors to issue preferred stock without stockholder approval, the prohibition on stockholder action by written consent and the inability of stockholders to call special meetings.
Delaware Statutory Provisions
The Company is subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years from the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained this status with the approval of the board of directors or unless the business combination was approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years owned, 15% or more of the corporation’s voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.